

13030535

KH 3/9

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CX Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd. Suite 1685
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Burnet (312) 435-1823
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BrookWeiner LLC
(Name – *if individual, state last, first, middle name*)

125 S. Wacker Drive, 10th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ky 3/13

OATH OR AFFIRMATION

I, Peter G. Scheffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CX Capital Markets, LLC of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public 2-28-13


OFFICIAL SEAL
BONNIE SACKS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-10-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CX CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2012

(Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934)


BROOKWEINER L.L.C.SM
Certified Public Accountants • Business Consultants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER
CX Capital Markets LLC [13]

SEC FILE NO.
868872 [14]

FIRM I.D. NO.
157975 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
141 W. Jackson Blvd., Suite 1685 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/12 [24]

Chicago [21] IL [22] 60604 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)
12/31/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Burnet [30]

(Area Code) — Telephone No.
(312)435-1823 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:
[32]
[34]
[36]
[38]

OFFICIAL USE
[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 28 day of Feb, 2013
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2)
Principal Financial Officer or Partner

3)
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)
BrookWeiner LLC [70]

ADDRESS

125 S. Wacker Dr., 10th Floor [71]	Chicago [72]	IL [73]	60606 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

TABLE OF CONTENTS

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REGISTERED INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
CX Capital Markets, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CX Capital Markets, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CX Capital Markets, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.



BrookWeiner, LLC

Chicago, Illinois

February 27, 2013

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 868872 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,385,166	200			$ 1,385,166	750
2. Cash segregated in compliance with federal and other regulations	7,546,797	210			7,546,797	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other	31,992,208	270			31,992,208	790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	222,766	290			222,766	800
E. Other	56,958	300	$	550	56,958	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$	850
8. Securities owned not readily marketable:							
A. At Cost $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160		460		630		880
11. Secured demand notes- market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	7,964	670	7,964	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	2,221	680	2,221	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous			530	190	720	190	930
16. TOTAL ASSETS		$ 41,203,895	540	$ 10,375	740	$ 41,214,270	940

OMIT PENNIES

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	4,697 [1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	35,841,503 [1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	2,354,510 [1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		8,401 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		15,682 [1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets LLC as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured	25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420	27	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$	1230	$	1450	$ 38,224,793	1760
Ownership Equity						
27. Sole Proprietorship					$	1770
28. Partnership-limited partners	$	1020			$ 2,989,477	1780
29. Corporation:						
A. Preferred stock						1791
B. Common stock					28	1792
C. Additional paid-in capital						1793
D. Retained earnings						1794
E. Total						1795
F. Less capital stock in treasury					( )	1796
30. TOTAL OWNERSHIP EQUITY					$ 2,989,477	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY					$ 41,214,270	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 2,989,477	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			2,989,477	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)			33	3525
5. Total capital and allowable subordinated liabilities			$ 2,989,477	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 10,375	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items 29 [3450]				
C. Aged short security differences-less reserve of $ [3460] 30		3580		
number of items [3470]				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(10,375)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 2,979,102	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper 31		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities 32		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 2,979,102	3750

OMIT PENNIES

See accompanying notes to the financial statements.

BROOKWEINER L.L.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets LLC as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%		3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	1,000,000	3760
25. Excess net capital (line 10 less 24)	$	1,979,102	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page **8**)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page **8**)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$	1,479,102	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes to the financial statements.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER CX Capital Markets LLC	For the period (MMDDYY) from 1/1/12 [3932] to 12/31/12 [3933]
	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue			568,049	3990
10. Other revenue related to securities business			75,345	3985
11. Other revenue				3995
12. Total revenue			$ 643,394	4030
EXPENSES				
13. Registered representative's compensation			$ 295,364	4110
14. Clerical and administrative employees' expenses			230,839	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			49,658	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			6,009	4060
20. Occupancy and equipment costs			6,000	4080
21. Promotional costs			3,076	4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)			119,003	4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			18,632	4195
27. Other expenses			102,713	4100
28. Total expenses			$ 831,294	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(187,900)	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (187,900)	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (28,954)	4211

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Line	Description	Amount	Code	Total	Code
1.	Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) 46	$	4340		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3.	Monies payable against customers' securities loaned (see Note C)		4360		
4.	Customers' securities failed to receive (see Note D)		4370		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7.	**Market value of short security count differences over 30 calendar days old		4400		
8.	**Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days 47		4410		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10.	Other (List)		4425		
11.	TOTAL CREDITS			$	4430

DEBIT BALANCES

Line	Description	Amount	Code	Total	Code
12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14.	Failed to deliver of customers' securities not older than 30 calendar days		4460		
15.	Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16.	Other (List). 48		4469		
17.	**Aggregate debit items			$	4470
18.	**Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19.	**TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Line	Description	Amount	Code
20.	Excess of total debits over total credits (line 19 less line 11) 49	$	4480
21.	Excess of total credits over total debits (line 11 less line 19)		4490
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24.	Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26.	Date of deposit (MMDDYY)	12/31/12	4540

FREQUENCY OF COMPUTATION

27. Daily 50 [4332] Weekly X [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $	No	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	No	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ______ 4335	No	4570
D. (k)(3) — Exempted by order of the Commission	No	4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ ______ 4586
   A. Number of items .... ______ 4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ 4588
   A. Number of items .... 53 ______ 4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ 4584 No X 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER:	CX CAPITAL MARKETS LLC	as of: 12/31/2012

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 0	2110		
2.	Monies borrowed collateralized by securities carried for PAIB	0	2120		
3.	Monies payable against PAIB securities loaned (see Note2-PAIB)	0	2130		
4.	PAIB securities failed to receive	0	2140		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB	0	2150		
6.	Other (List)	0	2160		
7.	TOTAL PAIB CREDITS			$ 0	2170

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$ 0	2180		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	0	2190		
10.	Failed to deliver of PAIB securities not older than 30 calendar days	0	2200		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	0	2210		
12.	Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization	0	2215		
13.	Other (List)	0	2220		
14.	TOTAL PAIB DEBITS			$ 0	2230

RESERVE COMPUTATION

15.	Excess of total PAIB debits over total PAIB credits (line 14 less line 7)	$ 0	2240
16.	Excess of total PAIB credits over total PAIB debits (line 7 less line 14)	0	2250
17.	Excess debits in customer reserve formula computation	0	2260
18.	PAIB Reserve Requirement (line 16 less line 17)	0	2270
19.	Amount held on deposit in "Reserve Bank Account(s)", including $0 [2275] value of qualified securities, at end of reporting period	0	2280
20.	Amount of deposit (or withdrawal) including $0 [2285] value of qualified securities	0	2290
21.	New amount in Reserve Bank Account(s) after adding deposit or subtracting $0 [2295] value of qualified securities	$ 0	2300
22.	Date of deposit (MMDDYY)	12/31/2012	2310

FREQUENCY OF COMPUTATION

Daily		2315
Weekly	X	2320
Monthly		2330

See accompanying notes to the financial statements.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER:	CX CAPITAL MARKETS LLC	as of: 12/31/2012

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A. Risk Based Requirement			
i. Amount of Customer Risk Maintenance Margin Requirement	$ 4,275,560 [7415]		
ii. Enter 8% of line A.i		342,045 [7425]	
iii. Amount of Non-Customer Risk Maintenance Margin Requirement	340,295 [7435]		
iv. Enter 8% of line A.iii		27,224 [7445]	
v. Enter the sum of A.ii and A.iv		369,269 [7455]	
B. Minimum Dollar Amount Requirement		1,000,000 [7465]	
C. Other NFA Requirement		0 [7475]	
D. Minimum CFTC Net Capital Requirement. Enter the greatest of lines A.v., B. or C. (See Note)			$ 1,000,000 [7490]

Note: If amount on line D (7490) is greater than minimum capital requirement computed in Item 3760 (Page 6) then enter this greater amount in Item 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

E. CFTC Early Warning Level			$ 1,500,000 [7495]

Note: If the Minimum Net Capital Requirement computed on line D (7490) is:
The Risk Based Requirement, enter 110% of line A (7455), or
The Minimum Dollar Requirement of $1,000,000, enter 150% of line B. (7465), or
The Minimum Dollar Requirement of $20,000,000 for FCMs offering or engaging in retail forex transactions or Retail Foreign Exchange Dealers ("RFED"), enter 110% of line B (7465), or
Other NFA Requirement of $20,000,000 plus five percent of the FCM's offering or engaging in retail forex transactions or Retail Foreign Exchange Dealer's ("RFED") total retail forex obligations in excess of $10,000,000, enter 110% of line C. (7475), or
Any other NFA Requirement, enter 150% of line 22.C. (7475)

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2012.
See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets, LLC as of 12/31/12

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash	36,928,482	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market	(608,504)	7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market	40,032	7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market	(518,507)	7033
4. Net equity (deficit) (total of 1, 2 and 3)	35,841,503	7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)	35,841,503	7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash	7,546,797	7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs	30,225,446	7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$ 37,772,243	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$ 1,930,740	7190

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2012.
See accompanying notes to the financial statements.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER:	CX CAPITAL MARKETS LLC	as of: 12/31/2012

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1.	Amount required to be segregated in accordance with Commission regulation 32.6			$ 0	7200
2.	Funds in segregated accounts				
	A. Cash	$ 0	7210		
	B. Securities (at market)	0	7220		
	C. Total			0	7230
3.	Excess (deficiency) funds in segregation (subtract line 1. from line 2.C.)			$ 0	7240

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2012.
See accompanying notes to the financial statements.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: CX CAPITAL MARKETS LLC as of: 12/31/2012

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

[ ]	7300	Secured amounts in only U.S.-domiciled customers' accounts
[ ]	7310	Secured amounts in U.S. and foreign-domiciled customers' accounts
[ ]	7320	Net liquidating equities in all accounts of customers trading on foreign boards of trade
[ ]	7330	Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ]	Yes	7340	If Yes, explain the change below.
[X]	No	7350	

1.	Amount to be set aside in separate section 30.7 accounts	$ 0	7360
2.	Total funds in separate section 30.7 accounts (page T10-4, line 8)	0	7370
3.	Excess (deficiency) - (subtract line 1 from line 2)	$ 0	7380

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2012.
See accompanying notes to the financial statements.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER:	CX CAPITAL MARKETS LLC	as of: 12/31/2012

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks					
A. Banks located in the United States		$ 0	7500		
B. Other banks designated by the Commission Name(s): _	7510	0	7520	$ 0	7530
2. Securities					
A. In safekeeping with banks located in the United States		$ 0	7540		
B. In safekeeping with other banks designated by the Commission Name(s): _	7550	0	7560	0	7570
3. Equities with registered futures commission merchants					
A. Cash		$ 0	7580		
B. Securities		0	7590		
C. Unrealized gain (loss) on open futures contracts		0	7600		
D. Value of long option contracts		0	7610		
E. Value of short option contracts		0	7615	0	7620
4. Amounts held by clearing organizations of foreign boards of trade Name(s): _	7630				
A. Cash		$ 0	7640		
B. Securities		0	7650		
C. Amount due to (from) clearing organization - daily variation		0	7660		
D. Value of long option contracts		0	7670		
E. Value of short option contracts		0	7675	0	7680
5. Amounts held by members of foreign boards of trade Name(s): _	7690				
A. Cash		$ 0	7700		
B. Securities		0	7710		
C. Unrealized gain (loss) on open futures contracts		0	7720		
D. Value of long option contracts		0	7730		
E. Value of short option contracts		0	7735	0	7740
6. Amounts with other depositories designated by a foreign board of trade Name(s): _	7750			0	7760
7. Segregated funds on hand (describe): _				0	7765
8. Total funds in separate section 30.7 accounts (to page T10-3, line 2)				$ 0	7770

A. If any securities shown above are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2012.
See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets LLC as of 12/31/12

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	No 4605
55	4610	4611	4612	4613	4614	No 4615
56	4620	4621	4622	4623	4624	No 4625
57	4630	4631	4632	4633	4634	No 4635
58	4640	4641	4642	4643	4644	No 4645
59	4650	4651	4652	4653	4654	No 4655
60	4660	4661	4662	4663	4664	No 4665
61	4670	4671	4672	4673	4674	No 4675
62	4680	4681	4682	4683	4684	No 4685
63	4690	4691	4692	4693	4694	No 4695
			Total $ 64	0 4699*		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER CX Capital Markets LLC as of 12/31/12

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item		Amount	Code	Total	Code
1. **Equity Capital**					
A. Partnership Capital:					
1. General Partners	65	$	4700		
2. Limited			4710		
3. Undistributed Profits			4720		
4. Other (describe below)			4730		
5. Sole Proprietorship			4735		
B. Corporation Capital:					
1. Common Stock			4740		
2. Preferred Stock			4750		
3. Retained Earnings (Dividends and Other)	66		4760		
4. Other (describe below)			4770		
2. **Subordinated Liabilities**					
A. Secured Demand Notes			4780		
B. Cash Subordinates			4790		
C. Debentures			4800		
D. Other (describe below)			4810		
3. **Other Anticipated Withdrawals**					
A. Bonuses			4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67		4860		
C. Other (describe below)			4870		
Total				$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code		Amount	Code
1. Balance, beginning of period				$ 3,477,377	4240
A. Net income (loss)				(187,900)	4250
B. Additions (includes non-conforming capital of	$	4263	68		4260
C. Deductions (includes non-conforming capital of	$	4272		(300,000)	4270
2. Balance, end of period (From Item 1800)				$ 2,989,477	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CX Capital Markets LLC as of 12/31/12

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days					
A. breaks long	$		4890		4900
B. breaks short	72 $		4910	74	4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes		4930	No X	4940
3. Personnel employed at end of reporting period:					
A. Income producing personnel				5	4950
B. Non-income producing personnel (all other)					4960
C. Total				5	4970
4. Actual number of tickets executed during current month of reporting period					4980
5. Nunber of corrected customer confirmations mailed after settlement date					4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences 69	5000	$ 5010	5020 75	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200 71	$ 5210 73	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed..	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days 70	5280	$ 5290	5300 76	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	77 $	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER:	CX CAPITAL MARKETS LLC	as of: 12/31/2012

EXCHANGE SUPPLEMENTARY INFORMATION

		Amount	Box
1.	Capital to be withdrawn within 6 months	$ 0	8000
2.	Subordinated Debt maturing within 6 months	0	8010
3.	Subordinated Debt due to mature within 6 months that you plan to renew	0	8020
4.	Additional capital requirement for excess margin on Reverse Repurchase Agreements	0	8045

If Adjusted Net Capital is less than $2,000,000 please complete lines 5 through 8:

		Amount	Box
5.	Number of Associated Persons	1	8100
6.	Number of Branch Offices	0	8110
7.	Number of Guaranteed Introducing Brokers	1	8120
8.	Number of Guaranteed Introducing Broker Branch Offices	0	8130

Futures Commission Merchants offering off-exchange foreign currency futures ("forex") to retail customers

		Amount	Box
9.	Is the firm a registered Futures Commission Merchant ("FCM") that offers to be or acts as a counterparty to retail foreign exchange transactions or a Retail Foreign Exchange Dealer ("RFED")?	No	8135
10.	Gross revenue from Forex transactions with retail customers	0	8140
11.	Total net aggregate notional value of all open Forex transactions in retail customer and non-customer (not proprietary) accounts	0	8150
12.	Total aggregate retail forex assets [Reference CFTC Regulation 5.1(b)]	0.00	8160
13.	Total amount of retail forex obligation [Reference CFTC Regulation 5.1(i)]	0.00	8170

14. Retail forex related Minimum Dollar Amount Requirement reported in Other NFA Requirement, Box 7475, Statement of Computation of the Minimum Capital Requirements, Line C.

		Amount	Box
A.	If offering to be or engaging as a counterparty in retail foreign exchange enter $20 million	0.00	8175
B.	Enter 5% of total retail forex obligation (reported in Box 8170) in excess of $ 10 million	0.00	8180
C.	Enter sum of 14.A. and 14B.	0.00	8185
15.	Is the firm an IB?	No	8740

General Comments:

See accompanying notes to the financial statements.

STATEMENT OF SEQUESTRATION REQUIREMENTS AND
FUNDS IN CLEARED OTC DERIVATIVES SEQUESTERED ACCOUNTS

Cleared OTC Derivatives Customer Requirements

Line	Description	Amount	Code	Amount	Code
1.	Net ledger balance				
	A. Cash			$0	8500
	B. Securities (at market)			0	8510
2.	Net unrealized profit (loss) in open cleared OTC derivatives			0	8520
3.	Cleared OTC derivatives options				
	A. Market value of open cleared OTC derivatives option contracts purchased			0	8530
	B. Market value of open cleared OTC derivatives option contracts granted (sold)			0	8540
4.	Net equity (deficit) (add lines 1, 2, and 3)			$0	8550
5.	Accounts liquidating to a deficit and accounts with debit balances - gross amount	$0	8560		
	Less: amount offset by customer owned securities	0	8570	0	8580
6.	Amount required to be sequestered for cleared OTC derivatives customers (add lines 4 and 5)			$0	8590

Funds in Cleared OTC Derivatives Customer Sequestered Accounts

Line	Description	Amount	Code
7.	Deposited in cleared OTC derivatives customer sequestered accounts at banks		
	A. Cash	$0	8600
	B. Securities representing investments of customers' funds (at market)	0	8610
	C. Securities held for particular customers or option customers in lieu of cash (at market)	0	8620
8.	Margins on deposit with derivatives clearing organizations in cleared OTC derivatives customer sequestered accounts		
	A. Cash	0	8630
	B. Securities representing investments of customers' funds (at market)	0	8640
	C. Securities held for particular customers or option customers in lieu of cash (at market)	0	8650
9.	Net settlement from (to) derivatives clearing organizations	0	8660
10.	Cleared OTC derivatives options		
	A. Value of open cleared OTC derivatives long option contracts	0	8670
	B. Value of open cleared OTC derivatives short option contracts	0	8680
11.	Net equities with other FCMs		
	A. Net liquidating equity	0	8690
	B. Securities representing investments of customers' funds (at market)	0	8700
	C. Securities held for particular customers or option customers in lieu of cash (at market)	0	8710
12.	Cleared OTC derivatives customer funds on hand (describe:)	0	8715
13.	Total amount in sequestration (add lines 7 through 12)	$0	8720
14.	Excess (deficiency) funds in sequestration (subtract line 6 from line 13)	$0	8730
15.	The aggregate performance bond requirement for all customer and house accounts containing CME-cleared IRS and CDS positions. (Applicable for FCMs and broker-dealers which clear CME-cleared IRS and/or CDS products for customer or house accounts)	$0	8750

See accompanying notes to the financial statements.

NFA Financial Requirements Section 16 Information

Leverage

1. Total Assets	$41,214,270	8800
2. Amount required to be segregated	35,841,503	8810
3. Amount required to be set aside in separate section 30.7 accounts	0	8820
4. Amount required to be sequestered for cleared OTC derivatives customers	0	8830
5. Reserve Requirement	0	8840
6. US Treasury securities - Long (firm owned)	0	8850
7. US Government agency and government sponsored entities - Long(firm owned)	0	8860
8. Reverse Repos backed by US Treasury securities and US Government agency and government sponsored entities(firm owned)	0	8870
9. Ownership Equity	2,989,477	8880
10. Subordinated Loans	0	8890
11. Leverage	1.80	8900

Depositories

During the month did the firm maintain customer segregated funds at a depository which is an affiliate?	No	8910
During the month did the firm maintain separate 30.7 funds at a depository which is an affiliate?	No	8920

FCM's Customer Segregated Funds Residual Interest Target (choose one):

a. Minimum dollar amount: $ 1,000,000 [8930] ; or

b. Minimum percentage of customer segregated funds required: 0.00 [8940] ; or

c. Dollar amount range between: 0 [8950a] and 0 [8950b] ; or

d. Percentage range of customer segregated funds required between: 0.00 [8960a] and 0.00 [8960b]

FCM's Customer Secured Amount Funds Residual Interest Target (choose one)

a. Minimum dollar amount: $ 0 [8970] ; or

b. Minimum percentage of customer secured funds required: 0.00 [8980] ; or

c. Dollar amount range between: 0 [8990a] and 0 [8990b] ; or

d. Percentage range of customer secured funds required between: 0.00 [9000a] and 0.00 [9000b]

See accompanying notes to the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

STATEMENT DETAILS

BROKER OR DEALER:	CX CAPITAL MARKETS LLC	as of: 12/31/2012

Firm is clearing-only for CMTA executions of affiliated firm; firm carries no customer accounts, receives/holds no customer funds or securities.

See accompanying notes to the financial statements.

CX CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss resulting from operations	$	(187,900)
Adjustments to reconcile net loss from operations to net cash used in operating activities		
Depreciation and amortization		804
Changes in operating assets and liabilities		
Increase in cash segregated under federal and other regulations		(2,872,785)
Increase in securities segregated under federal and other regulations		(8,813,588)
Increase in receivables - clearing organizations		(222,766)
Increase in other receivables		(56,958)
Increase in receivables - affiliates		(7,965)
Increase in other assets		(190)
Increase in payable to customers - commodities account		10,954,287
Increase in payable to non-customers - commodities account		837,267
Decrease in accounts payable		(5,816)
Increase in accounts payable - clearing		4,698
Decrease in accrued expenses		(2,179)
Net cash used in operating activities:		(373,091)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(1,752)
Net cash used by investing activities		(1,752)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals		(300,000)
Net cash provided by financing activities		(300,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(674,843)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		2,060,009
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	1,385,166
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$	-
Cash paid during the year for interest	$	-

See accompanying notes to financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CX Capital Markets LLC (the Company) was organized as a Delaware limited liability company on June 16, 2008. The Company operates as a limited broker-dealer and is regulated by the Securities Exchange Commission (SEC), the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC).

The objective of the Company is to obtain revenue from customers for carrying the commodity futures and options trades of those customers.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Property and equipment consists of computer and office equipment and computer software which are depreciated using the straight-line method over the estimated useful lives (3 years) of the assets.

Commissions

Commission revenue and related expenses are recognized on a trade-date basis.

Income Taxes

The Company is a limited liability company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is presented in the Company's financial statements.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740, *Income Tax*, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The Company

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense, respectively. For the period ending December 31, 2012, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files tax returns in the U.S federal jurisdiction and one state. The Company remains subject to U.S. and state examinations by tax authorities for years beginning in 2009.

Subsequent Events

Management has evaluated subsequent events through February 27, 2013, the date which the financial statements were available to be issued.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business are considered cash equivalents.

Revenue Recognition

Commission revenue is recognized on the date of trading.

NOTE B – ASSETS SEGREGATED OR HELD IN SEPARATE ACCOUNTS UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2012, included in the statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange act as follows:

Cash	$ 7,546,797
Net equities with other FCMs	30,225,446
Total	$37,772,243

NOTE C – ASSETS AND LIABILITIES REPORTED AT FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820, *Fair Value Measurements and Disclosures*, includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date

- Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

- Level 3: Unobservable inputs for the asset or liability

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When the requirements of FASB ASC 210-20-45-1 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

All of the Company's assets and liabilities are reflected at fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities, or inputs that are observable for such assets or liabilities, either directly or indirectly.

NOTE C – ASSETS AND LIABILITIES REPORTED AT FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2012. At December 31, 2012, the Company had no assets or liabilities classified as level 2 or 3.

FAIR VALUE MEASUREMENTS
RECURRING BASIS
AS OF DECEMBER 31, 2012

	Level 1	Level 2	Total
Assets			
Receivables – omnibus accounts	$31,992,208		$31,992,208
Receivables – clearing organizations	222,766	--	222,766
Total	$32,214,974	--	$32,214,974
Liabilities			
Payable to customers - commodities account	$35,841,503	--	$35,841,503
Payable to non-customers- commodities account	2,354,510	--	2,354,510
Total	$38,196,013	--	$38,196,013

NOTE D – PROPERTY AND EQUIPMENT, NET

The components of property and equipment at December 31, 2012, are as follows

Computer equipment	$ 4,630
Office equipment	412
Software	507
	5,549
Accumulated depreciation	(3,328)
Property and equipment, net	$ 2,221

Depreciation expense included in operating expenses was $855 for the period ended December 31, 2012.

NOTE E – FINANCIAL INSTRUMENTS

Customer Activities. The Company carries commodity futures and commodity options transactions for the accounts of its customers. All transactions are carried by a clearing FCM in omnibus accounts for CX Capital Markets, LLC, and all transactions are fully disclosed on the books of CX Capital Markets, LLC. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counter-party exposure. Risk arising from customer positions in OTC products is managed based on margin requirements equivalent to exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2012 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Credit Risk. Credit risk arises from the potential inability of a customer or counterparty to perform in accordance with the terms of open contracts.. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk. The Company enters into various transactions with clearing brokers, banks, and other financial institutions. The risk of default depends on the creditworthiness of the counterparties to these transactions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE F – RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

THe Brokerage Group, LLC

The Company is a limited liability company that is 100% owned by three member managers of which one also has an ownership interest in THe Brokerage Group, LLC. The Company rents office space from THe Brokerage Group, LLC, for $500 per month on a month to month basis. For 2012, rental expense amounted to $6,000.

X-Change Financial Access

The Company is a limited liability company that is 100% owned by three member managers of which all three have an ownership interest in X-Change Financial Access (XFA). The Company earned $75,345 in revenue for clearing transactions on behalf of XFA. The Company is carried on the business and health insurance policies of XFA as an affiliated company.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is a futures commission merchant subject to the Net Capital Requirements of the CFTC (Regulation 1.17) and the NFA, and is required to maintain *adjusted net capital,* equivalent to the greater of $1,000,000 or the sum of 8 percent of customer and 8 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Adjusted net capital and risk maintenance margin requirements change from day to day, but at December 31, 2012, the Company had adjusted net capital of $2,989,477, which was $1,989,477 in excess of its required net capital of $1,000,000. The Company is also subject to capital requirements of various other regulatory bodies. At December 31, 2012, the Company was in compliance with these capital requirements. The minimum requirements may effectively restrict the payment of cash dividends and the repayment of liabilities subordinated to claims of general creditors.

NOTE H – CONCENTRATIONS OF RISK

The Company has ninety customer accounts, of which seventy-eight are on the customer segment side and twelve are on the non-customer segment side. All commission income is earned from these ninety customers.

The Company utilized five commissioned sales persons for the year ended December 31, 2012. Approximately fifty percent of the commission expense was paid to a single sales party. The loss of this sales person would not cause a disruption in the operations of the Company, as similar services are available from different providers.

At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. At December 31, 2012, the Company's uninsured cash balances totaled approximately $8,480,000.

NOTE H – SUBSEQUENT EVENTS

The Company plans to combine its operations into X-Change Financial Access (a related party) during 2013. As of the date of this report, the Company continues operating as its own entity.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Members
CX Capital Markets, LLC

In planning and performing our audit of the financial statements of CX Capital Markets, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2013

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Members
CX Capital Markets, LLC

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part II of CX Capital, LLC as of December 31, 2012 and for the year then ended, and have issued our report thereon dated February 27, 2013.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under those standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the Company's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did become aware of the material weakness related to the lack of segregation of duties and related control over the selection and application of accounting principles in conformity with GAAP. Based on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 27, 2013 on such financial statements.

Brook Weiner L.L.C.

February 27, 2013